ZENITECH CORPORATION
1000 N. West Street, Suite 1200
Wilmington, DE  19801

November 24, 2010

VIA EDGAR AND FAX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:         Pamela Long, Assistant Director

Dear Sirs:

Re:       Zenitech Corporation
Registration Statement on Form S-1
Filed September 20, 2010
File No. 333-169494

We write pursuant to your comment letter dated November 17, 2010 regarding our registration statement on Form S-1/A that was filed with your offices on November 4, 2010.  We have amended our registration statement and provided the requested information.

We are also sending you by courier two copies of the Form S-1/A showing the changes made to the document to help with your review.

Our responses to your comments are below:

General

1.	We have revised our registration statement to respond to your points in comment #1 as follows:

●
In the definition of our business, we have now described the material terms of our license with Mr. Guang Wei Qu, including that Mr. Qu owns the patent and licenses it to us under this agreement.  We have also described the scope and duration of the license and fees payable under the license.

●	We have now clarified throughout the filing that we do not own the patent.

●
We have clarified what rights and contractual provisions we are referring to in Risk Factor #3 on page 5.  We have repeated this clarification in all other appropriate places in the registration statement as well.

●	We have revised the fifth risk factor heading “We have limited business insurance coverage…” on page 5 to be consistent with the fact that we have no business insurance coverage.

●
In our disclosure on page 17, we have clarified that the contract we intend to enter into in the future with An Hui Jia Lian Plastic Packaging Factory is in addition to the one we have filed as Exhibit 10.8 and we have stated the additional services this contract would cover.  We have also clarified what services the existing contract covers and we have described the material terms of the contract.

●	We have elaborated on our corporate history in the Business section in the manner that you recommend.

Financial Summary Information, page 3

2.	We have now included the requested information in the “Financial Summary Information” section.

Risk Factors, page 4

3.
We have now included a discussion of the risk that in raising additional capital, we may face competition for investors from the selling shareholders named in the prospectus and that resales by selling shareholders will not provide us with any capital.

Available Information, page 21

4.	We have revised the disclosure in this section to make our intentions clear regarding making the materials available on our website.

In addition, together with our consultants, we have also attended the following flower EXPOs, trade shows and fairs for research and marketing for the environmentally friendly floral sleeves and wrappers:

1.	The 8th China Packaging Fair, Shu Zhou City, China - November 3 to 5, 2010;
2.	The 10th China (Qing Zhou) Flower EXPO, Shan Dong Province, China – September 26, 2010 to October 6, 2010;
3.	The 108th Flower Packaging Fair, Guangzhou, China - July 5, 2010;
4.	The 5th China Flower and Seeds trade show, Chang Chun City, China - June 11, 2010;
5.	2010 Dong Bei Spring flower and seeds trade show, Liao Ning City, China - March 16 to 18, 2010;
6.	The 3th China Flower EXPO, San Ya City, China – January 5 to 11, 2009;
7.	China Flower trade show and Shen Zhen Flower EXPO, Shenzhen, China – February 22 to 24, 2009;
8.	China Shuzhou Flower trade show, Shu Zhou City, China – February 26 to March 1, 2009;
9.	China Flower trade show, Beijing, China - March 3 to 7, 2009;
10.	China Flower trade show, Guangzhou, China - March 10 to 12, 2009;
11.	China Flower EXPO, Shanghai, China - April 1 to 4, 2009;
12.	China Flower trade show, Wenjiang City, Si Chuan Province, China – February 27 to March 3, 2009;
13.	China Zhejiang Flower trade show - March 7 to 8, 2009;
14.	China Shandong Flower trade show- May 1 to 31, 2009;
15.	China Flower EXPO, Macau, China - June 10, 2009;
16.	China Flower trade show, Shuz Zhou City, China - July 8, 2009;
17.	The 7th China Flower EXPO, Beijing, China - September 26, 2009 to October 5, 2009; and
18.	The 8th China Guangdong Shunde Flower trade show, China - December 1 to 3, 2009.

We have also demonstrated or presented our product to approximately 20 flower growers, 86 garden stores and 28 wholesale florists located in Guangzhou, Shanghai, Beijing, Macau, Chengdu, Shenzhen, China, Vancouver, British Columbia and in California.

We have also made application for membership to the Society of American Florists, SAF in order to develop our business in the U.S. market.

We trust the foregoing is satisfactory and look forward to the declaration of effectiveness of our registration statement.

Yours truly,

ZENITECH INC.

Per:  /s/ Hong Yang
           Hong Yang
        President and CEO

cc:             Dennis Brovarone, Esq. (by fax: 303-466-4826)

cc:             Bacchus Law Corporation (by fax: 604-632-1730)

Attention:   Kari Richardson